Exhibit 99.3

Management’s Report to the Shareholders

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality, and are in accordance with International Financial Reporting Standards (“IFRS”) appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared Management’s Discussion and Analysis (“MD&A”). The MD&A is based upon Precision Drilling Corporation’s (the “Corporation”) financial results prepared in accordance with IFRS. The MD&A compares the audited financial results for the years ended December 31, 2011 to December 31, 2010 and the years ended December 31, 2010 to December 31, 2009.

Management is responsible for establishing and maintaining adequate internal control over the Corporation’s financial reporting and is supported by an internal audit function who conducts periodic testing of these controls. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with direction from our principal executive officer and principal financial and accounting officer, management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting. Management’s evaluation of internal control over financial reporting was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2011. Also management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as of December 31, 2011.

KPMG LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Corporation’s most recent annual meeting, to audit the consolidated financial statements and provide an independent professional opinion.

KPMG LLP completed an audit of the design and effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2011, as stated in their report included herein and expressed an unqualified opinion on design and effectiveness of internal control over financial reporting as of December 31, 2011.

The Audit Committee of the Board of Directors, which is comprised of five independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee’s review and discussion with management and the external auditors of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and the external auditors major issues as to the adequacy of the Corporation’s internal controls. The external auditors have unrestricted access to the Audit Committee to discuss their audit and related matters. The consolidated financial statements have been approved by the the Board of Directors of Precision Drilling Corporation and its Audit Committee.

Kevin A. Neveu	Robert J. McNally
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer
Precision Drilling Corporation,	Precision Drilling Corporation

March 9, 2012	March 9, 2012

44 | Consolidated Financial Statements

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors of Precision Drilling Corporation

We have audited the accompanying consolidated financial statements of Precision Drilling Corporation (the “Corporation”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstance. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Precision Drilling Corporation’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2012 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Chartered Accountants

Calgary, Alberta, Canada

March 9, 2012

Precision Drilling Corporation 2011 Annual Report | 45

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Precision Drilling Corporation

We have audited Precision Drilling Corporation’s (the “Corporation”) internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Corporation as of December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2011 and December 31, 2010, and our report dated March 9, 2012 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Calgary, Alberta

March 9, 2012

46 | Consolidated Financial Statements

Consolidated Statements of Financial Position

(Stated in thousands of Canadian dollars)		December 31, 2011	December 31, 2010	January 1, 2010
ASSETS
Current assets:
Cash		$467,476	$256,831	$130,799
Accounts receivable	(Note 25)	576,243	414,901	283,899
Income tax recoverable		–	–	25,753
Inventory		7,163	4,933	9,008
Total current assets		1,050,882	676,665	449,459
Non-current assets:
Income tax recoverable		64,579	64,579	64,579
Property, plant and equipment	(Note 6)	2,942,296	2,532,398	2,653,204
Intangibles	(Note 7)	6,471	6,366	3,156
Goodwill	(Note 8)	363,646	284,532	284,537
Total non-current assets		3,376,992	2,887,875	3,005,476
Total assets		$4,427,874	$3,564,540	$3,454,935
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	(Note 25)	$436,667	$217,799	$134,974
Income tax payable		3,786	863	–
Long-term debt	(Note 12)	–	–	223
Total current liabilities		440,453	218,662	135,197
Non-current liabilities:
Share based compensation	(Note 10)	11,303	12,268	6,602
Provisions and other	(Note 11)	16,121	18,051	100,205
Long-term debt	(Note 12)	1,239,616	804,494	748,725
Deferred tax liabilities	(Note 13)	587,790	578,239	620,459
Total non-current liabilities		1,854,830	1,413,052	1,475,991
Contingencies and guarantees	(Note 26)
Commitments	(Note 19)
Shareholders’ equity:
Shareholders’ capital	(Note 14)	2,248,217	2,244,417	–
Unitholders’ capital	(Note 14)	–	–	2,163,919
Contributed surplus		18,396	11,266	–
Deficit		(83,160)	(276,637)	(320,172)
Accumulated other comprehensive loss	(Note 15)	(50,862)	(46,220)	–
Total shareholders’ equity		2,132,591	1,932,826	1,843,747
Total liabilities and shareholders’ equity		$4,427,874	$3,564,540	$3,454,935

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

Robert J.S. Gibson	Patrick M. Murray
Director	Director

Precision Drilling Corporation 2011 Annual Report | 47

Consolidated Statements of Earnings

Years ended December 31, (Stated in thousands of Canadian dollars, except per share amounts)		2011	2010
Revenue		$1,951,027	$1,429,653
Expenses:
Operating	(Note 25)	1,131,022	886,751
General and administrative	(Note 25)	124,941	107,994
Earnings before income taxes, other items, loss on asset decommissioning and depreciation and amortization		695,064	434,908
Depreciation and amortization		251,483	210,103
Loss on asset decommissioning	(Note 6)	114,893	–
Operating earnings		328,688	224,805
Other items:
Foreign exchange		(23,674)	(12,712)
Finance charges	(Note 16)	115,332	211,327
Other		(3,754)	–
Earnings before tax		240,784	26,190
Income taxes:	(Note 13)
Current		43,779	7,634
Deferred		3,528	(24,979)
		47,307	(17,345)
Net earnings		$193,477	$43,535
Earnings per share:	(Note 20)
Basic		$0.70	$0.16
Diluted		$0.67	$0.15

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, (Stated in thousands of Canadian dollars)	2011	2010
Net earnings	$193,477	$43,535
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	33,050	(61,037)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax ($2,148 recovery; 2010 – $2,148 expense)	(37,692)	14,817
Comprehensive income (loss)	$188,835	$(2,685)

See accompanying notes to consolidated financial statements.

48 | Consolidated Financial Statements

Consolidated Statements of Cash Flow

Years ended December 31, (Stated in thousands of Canadian dollars)		2011	2010
Cash provided by (used in):
Operations:
Net earnings		$193,477	$43,535
Adjustments for:
Long-term compensation plans		20,555	12,996
Depreciation and amortization		251,483	210,103
Loss on asset decommissioning		114,893	–
Foreign exchange		(24,330)	(12,480)
Finance charges		115,332	211,327
Income taxes		47,307	(17,345)
Other		(6,318)	(1,093)
Income taxes paid		(124,682)	(11,187)
Income taxes recovered		82,883	30,424
Interest paid		(79,902)	(62,832)
Interest received		1,690	717
Funds provided by operations		592,388	404,165
Changes in non-cash working capital balances	(Note 25)	(59,616)	(97,901)
		532,772	306,264
Investments:
Business acquisitions, net of cash acquired	(Note 21)	(92,886)	–
Purchase of property, plant and equipment	(Note 6)	(726,357)	(175,901)
Proceeds on sale of property, plant and equipment		15,983	12,256
Changes in non-cash working capital balances	(Note 25)	87,798	45,532
		(715,462)	(118,113)
Financing:
Repayment of long-term debt		(175,000)	(696,863)
Premium paid on settlement of unsecured senior notes	(Note 12)	(26,688)	–
Debt issue costs		(13,303)	(26,382)
Debt facility amendment costs		(1,134)	(869)
Re-purchase of trust units of dissenting unitholders		–	(6)
Increase in long-term debt		581,520	663,455
Issuance of common shares on the exercise of options		2,238	122
Changes in non-cash working capital balances	(Note 25)	(746)	985
		366,887	(59,558)

Effect of exchange rate changes on cash and cash equivalents		26,448	(2,561)
Increase in cash and cash equivalents		210,645	126,032
Cash and cash equivalents, beginning of year		256,831	130,799
Cash and cash equivalents, end of year		$467,476	$256,831

See accompanying notes to consolidated financial statements.

Precision Drilling Corporation 2011 Annual Report | 49

Consolidated Statements of Changes in Equity

(Stated in thousands of Canadian dollars)		Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss (Note 15)	Deficit	Total equity
Balance at January 1, 2011		$2,244,417	$11,266	$(46,220)	$(276,637)	$1,932,826
Net earnings for the period		–	–	–	193,477	193,477
Other comprehensive loss for the period		–	–	(4,642)	–	(4,642)
Share options exercised	(Note 14)	3,416	(1,178)	–	–	2,238
Issued on redemption of non-management directors DSUs		384	(384)	–	–	–
Share based compensation expense	(Note 10)	–	8,692	–	–	8,692
Balance at December 31, 2011		$2,248,217	$18,396	$(50,862)	$(83,160)	$2,132,591

(Stated in thousands of Canadian dollars)		Shareholders’/ unitholders’ capital	Contributed surplus	Accumulated other comprehensive loss (Note 15)	Deficit	Total equity
Balance at January 1, 2010		$2,163,919	$–	$–	$(320,172)	$1,843,747
Net earnings for the year		–	–	–	43,535	43,535
Other comprehensive loss for the period		–	–	(46,220)	–	(46,220)
Issued on redemption of non-management directors DSUs		204	–	–	–	204
Cancellation of units owned by dissenting unitholders		(9)	3	–	–	(6)
Reclassification of exchangeable LP unit liability on conversion to a corporation		891	–	–	–	891
Reclassification of warrants liability on conversion to a corporation		79,205	–	–	–	79,205
Reclassification of share option plan and non-management directors DSU liabilities on conversion to a corporation		–	7,271	–	–	7,271
Share options exercised	(Note 14)	207	(85)	–	–	122
Share based compensation expense	(Note 10)	–	4,077	–	–	4,077
Balance at December 31, 2010		$2,244,417	$11,266	$(46,220)	$(276,637)	$1,932,826

See accompanying notes to consolidated financial statements.

50 | Consolidated Financial Statements

Notes to Consolidated Financial Statements

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada and the United States. The address of the registered office is 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

On June 1, 2010 Precision Drilling Trust (the “Trust”) completed its conversion (the “Conversion”) from an income trust to a corporation pursuant to a Plan of Arrangement (the “Arrangement”). Pursuant to the Arrangement, Trust unitholders and Exchangeable LP unitholders exchanged their Trust units and Exchangeable LP units for common shares of the Corporation on a one-for-one basis.

The Conversion has been accounted for on a continuity of interest basis and accordingly these consolidated financial statements reflect the financial position, results of operations and cash flows as if Precision had always carried on the business formerly carried on by the Trust. All references to shares and shareholders in these financial statements pertain to common shares and common shareholders subsequent to the Conversion and units and unitholders prior to the Conversion.

NOTE 2. BASIS OF PREPARATION

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These are the Corporation’s first annual consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation is provided in Note 4.

These consolidated financial statements were authorized for issue by the Board of Directors on March 9, 2012.

(b) Basis of measurement

The consolidated financial statements have been prepared using the historical cost basis except as detailed in the Corporation’s accounting policies in Note 3 and are presented in thousands of Canadian dollars.

(c) Use of estimates and judgments

The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the consolidated financial statements may change as future events unfold, more experience is acquired or the Corporation’s operating environment changes. Significant estimates and judgments used in the preparation of the financial statements are described in Note 3.

Precision Drilling Corporation 2011 Annual Report | 51

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and partnerships substantially all of which are wholly-owned. The financial statements of the subsidiaries are prepared for the same period as the parent entity, using consistent accounting policies. All significant intercompany balances, transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated.

Subsidiaries are entities (including special-purpose entities) controlled by the Corporation. Control exists when Precision has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Precision does not hold investments in any companies where it exerts significant influence and does not hold interests in any special-purpose entities.

The acquisition method is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the statement of earnings. Transaction costs, other than those associated with the issuance of debt or equity securities, that the Corporation incurs in connection with a business combination are expensed as incurred.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less.

(c) Inventory

Inventory is primarily comprised of operating supplies and is carried at the lower of average cost, being the cost to acquire the inventory, and net realizable value. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.

(d) Property, plant and equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses.

Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use and borrowing costs on qualifying assets.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment (repair and maintenance) are recognized in net earnings as incurred.

52 | Notes to Consolidated Financial Statements

Property, plant, and equipment are depreciated as follows:

	Expected life	Salvage value	Basis of depreciation
Drilling rig equipment:
– Power & Tubulars	1,700 utilization days	–	unit-of-production
– Dynamic	3,400 utilization days	–	unit-of-production
– Structural	5,000 utilization days	20%	unit-of-production
Service rig equipment	24,000 service hours	20%	unit-of-production
Drilling rig spare equipment	up to 15 years	–	straight-line
Service rig spare equipment	up to 15 years	–	straight-line
Rental equipment	10 to 15 years	0 to 25%	straight-line
Other equipment	3 to 10 years	–	straight-line
Light duty vehicles	4 years	–	straight-line
Heavy duty vehicles	7 to 10 years	–	straight-line
Buildings	10 to 20 years	–	straight-line

Assets that are depreciated on a unit of production method that have less than 60 utilization days (drilling rig equipment) or 600 service hours (service rig equipment) in a rolling 12 month period are deemed to be idle and are depreciated at a rate of five utilization days or 50 service hours per month until the asset exceeds the utilization threshold. Commencing January 1, 2012 certain tier three drilling rigs will be depreciated on a straight-line basis over their estimated remaining life of four years. This change in estimate will increase depreciation expense by approximately $15 million per year over this four year period.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the statements of earnings.

The estimated useful lives, residual values and methods or depreciation are reviewed annually, and adjusted prospectively if appropriate.

(e) Intangibles

Intangible assets that are acquired by the Corporation with finite lives are initially recorded at estimated fair value and subsequently measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditures are capitalized only when it increases the future economic benefits of the specific asset to which it relates.

Amortization is recognized in profit and loss using the straight-line method based over the estimated useful lives of the respective assets as follows:

Customer relationships	1 to 5 years
Patents	10 years
Brand	1 to 5 years

The estimated useful lives and methods of amortization are reviewed annually, and adjusted prospectively if appropriate.

(f) Goodwill

Goodwill is the amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

If the fair value of the identifiable net assets acquired exceeds the fair value of the consideration, Precision reassesses whether it has correctly identified and measured the assets acquired and liabilities assumed. If that excess remains after reassessment, Precision recognizes the resulting gain in profit or loss on the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, attributed to the cash generating unit or groups of cash generating units that are expected to benefit and as identified in the business combination.

Precision Drilling Corporation 2011 Annual Report | 53

(g) Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is tested for impairment if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, and indications that a debtor will enter bankruptcy. Precision considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All significant receivables found not to be specifically impaired are then collectively assessed for impairment by grouping together receivables with similar risk characteristics.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in net earnings.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in net earnings.

(ii) Non-financial assets

The carrying amounts of the Corporation’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and other intangible assets that have indefinite lives or that are not yet available for use an impairment test is completed at the same time each year.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from the cash generating unit.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h) Borrowing costs

Interest and borrowing costs that are directly attributable to the acquisition, construction or production of assets that take a substantial period of time to prepare for their intended use are capitalized as part of the cost of those assets. Capitalization ceases during any extended period of suspension of construction or when substantially all activities necessary to prepare the asset for its intended use are complete.

All other interest and borrowing costs are recognized in net earnings in the period in which they are incurred.

54 | Notes to Consolidated Financial Statements

(I) Income taxes

Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net earnings in the period that includes the date of enactment or substantive enactment. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities that are expected to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j) Revenue recognition

The Corporation’s services are generally sold based upon service orders or contracts with a customer that include fixed or determinable prices based upon daily, hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured. The Corporation also provides services under turnkey contracts whereby it drills a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized using the percentage-of-completion method based upon costs incurred to date and estimated total contract costs. Anticipated losses, if any, on uncompleted contracts are recorded at the time the estimated costs exceed the contract revenue.

(k) Employee benefit plans

Precision sponsors various defined contribution retirement plans for its employees. The Corporation’s contributions to defined contribution plans are expensed as employees earn the entitlement.

(l) Provisions

Provisions are recognized when the Corporation has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

(m) Share based incentive compensation plans

The Corporation has established several cash settled share based incentive compensation plans for officers and other eligible employees. The fair values as estimated by management of the amounts payable to eligible participants under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participants become unconditionally entitled to payment. The recorded liability is re-measured at the end of each reporting period until settlement with the resultant change to the fair value of the liability recognized in net earnings for the period. When the plans are settled, the cash paid reduces the outstanding liability.

Precision Drilling Corporation 2011 Annual Report | 55

An equity settled deferred share unit plan has been established whereby non-management directors of Precision can elect to receive all or a portion of their compensation in fully-vested deferred share units. Compensation expense is recognized based on the fair value price of the Corporation’s shares at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the amount previously recognized in contributed surplus is recorded as an increase to shareholders’ capital. Prior to the conversion from an income trust to a corporation, Trust units issued upon settlement of this plan were redeemable and therefore were accounted for as a liability based award. The liability was re-measured, until settlement, at the end of each reporting period with the resultant change being charged or credited to the statement of earnings as compensation expense. Upon conversion to a corporation the liability for the plan was reclassified to contributed surplus.

A share option plan has been established for certain eligible employees. Under this plan the fair value of share purchase options is calculated at the date of grant using the Black-Scholes option pricing model and that value is recorded as compensation expense over the grant’s vesting period with an offsetting credit to contributed surplus. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the equity purchase option, the associated amount is reclassified from contributed surplus to shareholders’ capital. Consideration paid by employees upon exercise of the equity purchase options is credited to shareholders’ capital. Prior to the conversion from an income trust to a corporation, Trust units issued upon settlement of this plan were redeemable and therefore were accounted for as a liability based award. The liability was re-measured, until settlement, at the end of each reporting period with the resultant change being charged or credited to the statement of earnings as compensation expense. Upon conversion to a corporation the liability for this plan was reclassified from liabilities to contributed surplus with the remaining unamortized grant date fair value charged to earnings as compensation expense over the remaining service period of the awards.

(n) Foreign currency translation

Transactions of the Corporation’s individual entities are recorded in the currency of the primary economic environment in which it operates (its functional currency). Transactions in currencies other than the entities functional currency are translated at rates in effect at the time of the transaction. At each period end monetary assets and liabilities are translated at the prevailing period end rates. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses are included in net earnings except for gains and losses on translation of long-term debt designated as a hedge of foreign operations which are deferred and included in accumulated other comprehensive income.

For the purpose of preparing the Corporation’s consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the month of the respective transaction. Gains or losses resulting from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation.

(o) Exchangeable LP units and warrants

Prior to Precision’s conversion to a corporation, the issued and outstanding exchangeable LP units and warrants were treated as long–term financial liabilities. These financial liabilities were revalued at the end of each reporting period based on the period end trading price of Precision’s Trust units with the resulting gains or losses included in earnings. Upon the exchange of LP units for Trust units, or the exercise of a warrant, the LP units or warrants were revalued to the trading price of Precision’s Trust units on the date of exchange or exercise with the associated amount transferred from long-term liabilities to Shareholders’ equity. Upon conversion to a corporation, the remaining exchangeable LP units and warrants were revalued and transferred to Shareholders’ equity.

(p) Per share amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated by using the treasury stock method for equity based compensation arrangements. The treasury stock method assumes that any proceeds obtained on exercise of equity based compensation arrangements would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of equity based compensation arrangements and shares repurchased from the related proceeds.

56 | Notes to Consolidated Financial Statements

(q) Financial instruments

(i) Non-derivative financial assets

Financial assets are classified as either fair value through profit and loss, loans and receivables, held to maturity or available for sale. Financial liabilities are classified as either fair value through profit and loss or other financial liabilities. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Transaction costs attributable to fair value through profit or loss items are expensed as incurred. Subsequent to initial recognition non-derivative financial instruments are measured based on their classification.

Accounts receivable are classified as “loans and receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Corporation, the measured amount generally corresponds to historical cost.

Accounts payable and accrued liabilities and long-term debt are classified as “other financial liabilities”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Corporation, the measured amount generally corresponds to historical cost.

(ii) Derivative financial instruments

The Corporation may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in interest rates or exchange rates. These instruments are not used for trading or speculative purposes. Precision has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through net earnings and are recorded on the balance sheet at estimated fair value. Transaction costs are recognized in profit or loss when incurred.

Derivatives embedded in other instruments or host contracts are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives are recorded on the balance sheet at estimated fair value and changes in the fair value are recognized in net earnings.

(r) Hedge accounting

The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation’s net investment in certain foreign operations as a result of changes in foreign exchange rates.

To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge, and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation’s risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income, net of tax, and is limited to the translation gain or loss on the net investment, while the ineffective portion is recorded in net earnings. If the hedging relationship is terminated or ceases to be effective, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to net earnings when corresponding exchange gains or losses arising from the translation of the foreign operation are recorded in net earnings.

(s) Critical accounting estimates and judgments

(i) Allowance for doubtful accounts receivable

Precision performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions.

(ii) Property, plant and equipment

The componentization of Precision’s property, plant and equipment, specifically drilling rig equipment, is based upon management’s judgment as to which components constitute a significant cost in relation to the entire item. The componentization process also requires management’s judgment in assessing whether individual components have similar consumption patterns and useful lives.

Precision Drilling Corporation 2011 Annual Report | 57

(iii) Depreciation and amortization

Precision’s property, plant and equipment and its intangible assets are depreciated and amortized based upon estimates of useful lives and salvage values. These estimates are based on data and information from various sources including vendors, industry practice and Precision’s own historical experience and may change as more experience is gained, market conditions shift or new technological advancements are made.

(iv) Impairment of long-lived assets

Long-lived assets, which include property, plant and equipment, intangibles and goodwill, comprise the majority of Precision’s assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For property, plant and equipment this requires Precision to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

The recoverability of goodwill requires a calculation of the recoverable amount of the cash generating unit (“CGU”) or groups of CGUs to which goodwill has been allocated. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Judgment is required in the aggregation of assets into CGUs. The recoverability calculation requires an estimation of the future cash flows from the CGU or group of CGUs and the appropriate discount rate to be applied. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

(v) Income taxes

Deferred tax assets and liabilities arise from temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and contain estimates regarding the nature and timing of reversal for the temporary differences as well as the future tax rates that will apply to those reversals. Deferred tax assets also reflect the benefit of unutilized tax losses that can be carried forward to reduce income taxes in future years. Judgment is required to assess the recoverability of these unutilized tax losses and requires Precision to make significant estimates related to expectations of future taxable income. To the extent that future cash flows and taxable income differ significantly from estimates, or changes in tax laws in jurisdictions in which Precision operates occurs, the amount recorded as deferred taxes on the balance sheet could be impacted.

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

(vi) Share based compensation

Precision uses an option pricing model to determine the fair value of certain share based compensation awards. Inputs to the model requires estimates be made of interest rates, expected lives and forfeiture rates of the awards, and the price volatility of the Corporation’s shares.

58 | Notes to Consolidated Financial Statements

NOTE 4. FIRST TIME ADOPTION OF IFRS

As discussed in Note 2(a), this is the first year that the Corporation’s consolidated financial statements have been prepared in accordance with IFRS. The accounting policies as described in Note 3 have been applied in preparing the financial statements for the years ended December 31, 2011 and 2010 and in preparation of the Corporation’s opening statement of financial position at January 1, 2010 (the transition date).

In previous years, the Corporation prepared its consolidated financial statements in accordance with previous Canadian generally accepted accounting principles (“previous Canadian GAAP”). An explanation of how the transition from previous Canadian GAAP to IFRS has affected Precision’s financial statements is set out in the following tables and accompanying notes.

Reconciliation of Consolidated Statement of Financial Position at January 1, 2010 (Transition Date)

(Stated in thousands of Canadian dollars)		Previous Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets:
Cash		$130,799	$–	$130,799
Accounts receivable		283,899	–	283,899
Income tax recoverable		25,753	–	25,753
Inventory		9,008	–	9,008
		449,459	–	449,459
Income tax recoverable		64,579	–	64,579
Property, plant and equipment	(b)	2,913,966	(260,762)	2,653,204
Intangibles		3,156	–	3,156
Goodwill	(a)	760,553	(476,016)	284,537
		$4,191,713	$(736,778)	$3,454,935
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	(c)	$128,376	$6,598	$134,974
Current portion of long-term debt		223	–	223
		128,599	6,598	135,197

Long-term liabilities	(e),(f)	26,693	80,114	106,807
Long-term debt		748,725	–	748,725
Deferred tax liabilities	(b),(c)	703,195	(82,736)	620,459
		1,607,212	3,976	1,611,188
Shareholders’ equity:
Shareholders’ capital	(a),(e),(f)	2,770,708	(606,789)	2,163,919
Contributed surplus	(c)	4,063	(4,063)	–
Retained earnings (Deficit)	(a),(b),(c),(e),(f),(g)	107,227	(427,399)	(320,172)
Accumulated other comprehensive income (loss)	(g)	(297,497)	297,497	–
		2,584,501	(740,754)	1,843,747
		$4,191,713	$(736,778)	$3,454,935

Precision Drilling Corporation 2011 Annual Report | 59

Reconciliation of Consolidated Statement of Financial Position at December 31, 2010

(Stated in thousands of Canadian dollars)		Previous Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets:
Cash		$256,831	$–	$256,831
Accounts receivable		414,901	–	414,901
Income tax recoverable		–	–	–
Inventory		4,933	–	4,933
		676,665	–	676,665
Income tax recoverable		64,579	–	64,579
Property, plant and equipment	(b)	2,812,281	(279,883)	2,532,398
Intangibles		6,366	–	6,366
Goodwill	(a)	736,897	(452,365)	284,532
		$4,296,788	$(732,248)	$3,564,540
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	(c)	$215,653	$2,146	$217,799
Income tax payable		863	–	863
		216,516	2,146	218,662

Long-term liabilities	(e),(f)	30,319	–	30,319
Long-term debt		804,494	–	804,494
Deferred tax liabilities	(b),(c)	667,540	(89,301)	578,239
		1,718,869	(87,155)	1,631,714
Shareholders’ equity:
Shareholders’ capital	(a),(e),(f)	2,771,023	(526,606)	2,244,417
Contributed surplus	(c)	10,471	795	11,266
Retained earnings (Deficit)	(a),(b),(c),(e),(f),(g)	169,318	(445,955)	(276,637)
Accumulated other comprehensive income (loss)	(g)	(372,893)	326,673	(46,220)
		2,577,919	(645,093)	1,932,826
		$4,296,788	$(732,248)	$3,564,540

60 | Notes to Consolidated Financial Statements

Reconciliation of Consolidated Statement of Earnings for the year ended December 31, 2010

(Stated in thousands of Canadian dollars)		Previous Canadian GAAP	Effect of transition to IFRS	IFRS
Revenue		$1,429,653	$–	$1,429,653
Expenses:
Operating	(c)	886,748	3	886,751
General and administrative	(c),(e)	107,522	472	107,994
Depreciation and amortization	(b)	182,719	27,384	210,103
Foreign exchange		(12,712)	–	(12,712)
Finance charges		211,327	–	211,327
Earnings before income taxes		54,049	(27,859)	26,190
Income taxes:
Current		7,634	–	7,634
Deferred	(b),(c)	(15,676)	(9,303)	(24,979)
		(8,042)	(9,303)	(17,345)
Net earnings		62,091	(18,556)	43,535
Retained earnings (Deficit), beginning of period	(a),(b),(c),(e),(f),(g)	107,227	(427,399)	(320,172)
Retained earnings (Deficit), end of period		$169,318	$(445,955)	$(276,637)
Earnings per share:
Basic		$0.23		$0.16
Diluted		$0.22		$0.15

Reconciliation of Consolidated Statement of Comprehensive Income (Loss) for the year ended December 31, 2010

(Stated in thousands of Canadian dollars)		Previous Canadian GAAP	Effect of transition to IFRS	IFRS
Net earnings		$62,091	$(18,556)	$43,535
Unrealized gain (loss) on translation of assets and liabilities of self-sustaining operations denominated in foreign currency	(a),(b)	(90,213)	29,176	(61,037)
Foreign exchange gain on net investment hedge with U.S. denominated debt, net of tax of $2,148		14,817	–	14,817
Comprehensive income (loss)		$(13,305)	$10,620	$(2,685)

Precision Drilling Corporation 2011 Annual Report | 61

(a) Business combinations

As permitted under IFRS 1, Precision has elected to apply IFRS 3 “Business Combinations” retrospectively to acquisitions occurring on or after December 23, 2008. The only acquisition to be restated upon making this election was the acquisition of Grey Wolf Inc. (“Grey Wolf”) which was completed on December 23, 2008. The application of IFRS 3 would cause the acquisition to be restated as follows:

	Canadian GAAP	IFRS
Net assets at assigned values:
Working capital	$470,586	$470,586
Property, plant and equipment	1,869,875	1,869,875
Intangible assets	4,428	77,643
Goodwill (no tax basis)	553,335	(103,109)
Long-term liabilities	(23,308)	(23,308)
Long-term debt	(319,115)	(319,115)
Deferred tax liabilities	(553,682)	(581,504)
	$2,002,119	$1,391,068
Consideration:
Cash	$1,113,034	$1,091,522
Trust units	889,085	299,546
	$2,002,119	$1,391,068

The principal changes from applying IFRS 3 was that:

¡	purchase consideration was valued based on the share price at the date the acquisition closed rather than on the date the acquisition was announced;

¡	acquisition costs of $22 million were expensed in the period incurred;

¡	an additional intangible asset relating to the purchased name was recognized and, given Precision’s intent not to use the name long-term, was fully amortized in 2009; and

¡	the negative goodwill created from the acquisition was immediately recognized in earnings.

The impacts on the financial statements were as follows:

(Stated in thousands of Canadian dollars)	As at and for the year ended December 31, 2010	As at January 1, 2010
Goodwill	$(452,365)	$(476,016)
Shareholders’ capital	(589,539)	(589,539)
Retained earnings	113,523	113,523
Accumulated other comprehensive income (loss)	23,651	–
Other comprehensive income (loss)	23,651	–

62 | Notes to Consolidated Financial Statements

(b) Property, Plant and Equipment

In accordance with IFRS 1, Precision has elected to fair value selected drilling rigs located in the United States and Canada. The fair value election for certain rigs has resulted in an adjustment to the carrying value of $146 million at January 1, 2010. For the remaining property, plant and equipment, historical records were built from inception of Precision using principles of IAS 16 Property Plant and Equipment. This has resulted in a decrease in the carrying value of property, plant and equipment of $115 million at January 1, 2010. The adjustment to the carrying values resulted in a decrease to deferred income tax liability of $82 million at the transition date.

The impacts on the financial statements were as follows:

(Stated in thousands of Canadian dollars)	As at and for the year ended December 31, 2010	As at January 1, 2010
Property, plant and equipment	$(279,883)	$(260,762)
Deferred tax liabilities	(88,013)	(81,979)
Retained earnings	(178,783)	(178,783)
Accumulated other comprehensive income	5,525	–
Depreciation and amortization	27,384	–
Deferred income tax expense	(8,772)	–
Other comprehensive income	5,525	–

(c) Share based compensation

Prior to Precision’s conversion to a corporation, the capital structure consisted of Trust units and exchangeable LP units which contained features that allowed the units to be redeemed for cash at any time and on demand by the unitholder. Under IFRS, as a result of this redemption feature, Precision’s equity settled share based compensation plan for non-management directors and share option plan for employees were required to be accounted for as liability based awards and be re-measured until settlement at the end of each reporting period. Under previous Canadian GAAP the share-based compensation plan for non-management directors was accounted for by reference to the trading value of the Corporation’s shares at the date of grant while the share option plan was treated as an equity settled award and valued based on the fair value of the option at the date of grant using the Black-Scholes option pricing model. The net effect of these differences is to decrease retained earnings by $1 million for additional compensation expense (net of tax), remove $4 million from contributed surplus and record $5 million in current liabilities at the date of transition.

Precision has a cash settled share appreciation rights plan (“SAR”) which under previous Canadian GAAP was recorded based on the intrinsic value method which uses the balance sheet date share price to value the associated liability. IFRS requires the use of an option pricing model to fair value the SAR. The differences in methodology resulted in a decrease to retained earnings of $1 million for additional compensation expense (net of tax) and a $2 million increase to current liabilities at the date of transition.

The impacts on the financial statements were as follows:

(Stated in thousands of Canadian dollars)	As at and for the year ended December 31, 2010	As at January 1, 2010
Accounts payable and accrued liabilities	$2,146	$6,598
Deferred tax liabilities	(1,288)	(757)
Shareholders’ capital	87	–
Contributed surplus	795	(4,063)
Retained earnings	(1,778)	(1,778)
Operating expense	3	–
General and administrative expense	490	–
Deferred income tax expense	(531)	–

Precision Drilling Corporation 2011 Annual Report | 63

(d) Borrowing costs

Under previous Canadian GAAP, Precision expensed borrowing costs as incurred. At the date of transition, Precision elected to capitalize borrowing costs only in respect of qualifying assets for which the commencement date for capitalization was on or after the date of transition.

(e) Exchangeable LP units

Prior to Precision’s conversion to a corporation, it had issued and outstanding exchangeable LP units which under IFRS would be considered a financial liability. This financial liability would be revalued at the end of each reporting period based on the period end trading price of Precision’s Trust units with the resulting gains or losses included in earnings. Upon the exchange of LP units for Trust units, the LP unit would be revalued to the trading price of Precision’s Trust unit on the date of exchange with the associated amount transferred from long-term liabilities to Shareholders’ equity.

The impacts on the financial statements were as follows:

(Stated in thousands of Canadian dollars)	As at and for the year ended December 31, 2010	As at January 1, 2010
Long-term liabilities	$–	$909
Shareholders’ capital	18,460	17,569
Retained earnings	(18,478)	(18,478)
General and administrative expense	(18)	–

(f) Warrants

Prior to Precision’s conversion to a corporation, the capital structure consisted of Trust units and exchangeable LP units which contained features that allowed the units to be redeemed for cash at any time and on demand by the unitholder. Under IFRS as a result of this redemption feature, Precision’s warrants were required to be accounted for as a liability and be re-measured until settlement at the end of each reporting period.

The impacts on the financial statements were as follows:

(Stated in thousands of Canadian dollars)	As at and for the year ended December 31, 2010	As at January 1, 2010
Long-term liabilities	$–	$79,205
Shareholders’ capital	44,386	(34,819)
Retained earnings	(44,386)	(44,386)

(g) Cumulative translation differences

In accordance with IFRS 1, Precision has elected to reset the cumulative translation adjustments included in accumulated other comprehensive loss prior to the date of transition to be nil.

The impacts on the financial statements were as follows:

(Stated in thousands of Canadian dollars)	As at and for the year ended December 31, 2010	As at January 1, 2010
Retained earnings	$(297,497)	$(297,497)
Accumulated other comprehensive income (loss)	297,497	297,497

64 | Notes to Consolidated Financial Statements

(h) Retained earnings

The impact of IFRS on Precision’s retained earnings as at the transition date is as follows:

(Stated in thousands of Canadian dollars)	Note	As at January 1, 2010
Business combination:	(a)
Acquisition costs		$(21,512)
Amortization of intangibles		(68,677)
Negative goodwill		103,109
Foreign exchange		74,506
Deferred income tax		26,097
		113,523
Fair value of selected rigs net of depreciation	(b)	(145,868)
Calculation of historical property, plant and equipment cost net of depreciation	(b)	(114,894)
Deferred tax on property, plant and equipment adjustments	(b)	81,979
Unit based compensation	(c)	(1,778)
Foreign currency translation adjustment	(g)	(297,497)
Exchangeable LP units	(e)	(18,478)
Warrants	(f)	(44,386)
Decrease in retained earnings		$(427,399)

(i) Statement of cash flow

The adoption of IFRS did not change the operating, investing and financing cash flows as prepared in accordance with previous Canadian GAAP.

NOTE 5. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS NOT YET APPLIED

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements which requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation-Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements. This new standard is applicable for periods beginning on or after January 1, 2013, with earlier adoption permitted. The Corporation does not anticipate the adoption of this standard to have a material impact on its financial statements.

In May 2011, the IASB issued IFRS 11 Joint Arrangements which requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have a choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC 13, Jointly Controlled Entities-Non-monetary Contributions by Venturers. This new standard is applicable for periods beginning on or after January 1, 2013, with earlier adoption permitted. The Corporation does not anticipate the adoption of this standard to have a material impact on its financial statements.

In May 2011, the IASB issued IFRS 12 Disclosure of Interest in Other Entities which aggregates and amends disclosure requirements included within other standards. This standard introduces significant additional disclosure requirements that address the nature of, and risks associated with an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. This new standard is applicable for periods beginning on or after January 1, 2013, with earlier adoption permitted. The Corporation is currently evaluating the impact of adopting this standard on its financial statements.

Precision Drilling Corporation 2011 Annual Report | 65

In May 2011, the IASB issued IFRS 13 Fair Value Measurement which is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRSs. This standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. This new standard is applicable for periods beginning on or after January 1, 2013, with earlier adoption permitted. The Corporation is currently evaluating the impact of adopting this standard on its financial statements.

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements. This amendment requires that an entity present separately the items of other comprehensive income that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. This amended standard is applicable for periods beginning on or after January 1, 2013, with earlier adoption permitted. The Corporation does not anticipate the adoption of this standard to have a material impact on its financial statements.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

	2011	2010	January 1, 2010
Cost	$4,129,718	$3,497,575	$3,429,560
Accumulated depreciation	(1,187,422)	(965,177)	(776,356)
	$2,942,296	$2,532,398	$2,653,204
Rig equipment	$2,432,867	$2,339,208	$2,468,572
Rental equipment	58,589	40,815	40,053
Other equipment	55,205	32,062	34,459
Vehicles	10,239	9,374	13,453
Buildings	28,133	25,244	27,860
Assets under construction	336,605	66,721	49,641
Land	20,658	18,974	19,166
	$2,942,296	$2,532,398	$2,653,204

66 | Notes to Consolidated Financial Statements

Cost

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets under construction	Land	Total
Balance, January 1, 2010	$3,090,024	$87,410	$112,937	$27,070	$43,312	$49,641	$19,166	$3,429,560
Additions	96,588	5,412	4,640	1,038	861	67,362	–	175,901
Disposals	(10,865)	(2,798)	(5,421)	(1,508)	(1,128)	(15)	(104)	(21,839)
Reclassifications	44,653	581	2,763	9	–	(48,006)	–	–
Removal of fully depreciated assets	(1,511)	(699)	(149)	–	–	–	–	(2,359)
Effect of foreign currency exchange differences	(80,376)	(12)	(242)	(531)	(178)	(2,261)	(88)	(83,688)
Balance, December 31, 2010	3,138,513	89,894	114,528	26,078	42,867	66,721	18,974	3,497,575
Business acquisitions	23,650	–	377	–	1,271	–	357	25,655
Additions	119,973	11,617	22,486	4,966	3,848	562,196	1,271	726,357
Disposals	(23,054)	(2,110)	(3,948)	(3,287)	–	–	–	(32,399)
Asset decommissioning	(130,167)	–	–	–	–	–	–	(130,167)
Reclassifications	271,770	13,292	9,546	87	39	(294,734)	–	–
Removal of fully depreciated assets	(1,923)	–	(676)	(60)	–	–	–	(2,659)
Effect of foreign currency exchange differences	42,290	14	250	267	57	2,422	56	45,356
Balance, December 31, 2011	$3,441,052	$112,707	$142,563	$28,051	$48,082	$336,605	$20,658	$4,129,718

Accumulated Depreciation
	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets under construction	Land	Total
Balance, January 1, 2010	$621,452	$47,357	$78,478	$13,617	$15,452	$–	$–	$776,356
Depreciation expense	191,432	5,295	9,159	4,515	2,534	–	–	212,935
Disposals	(4,898)	(2,487)	(4,952)	(1,193)	(306)	–	–	(13,836)
Reclassifications	361	(377)	16	–	–	–	–	–
Removal of fully depreciated assets	(1,511)	(699)	(149)	–	–	–	–	(2,359)
Effect of foreign currency exchange differences	(7,531)	(10)	(86)	(235)	(57)	–	–	(7,919)
Balance, December 31, 2010	799,305	49,079	82,466	16,704	17,623	–	–	965,177
Depreciation expense	231,415	5,542	10,073	3,939	2,285	–	–	253,254
Disposals	(12,580)	(1,812)	(3,764)	(2,943)	–	–	–	(21,099)
Asset decommissioning	(15,273)	–	–	–	–	–	–	(15,273)
Reclassifications	(466)	1,148	(682)	–	–	–	–	–
Removal of fully depreciated assets	(1,923)	–	(676)	(60)	–	–	–	(2,659)
Effect of foreign currency exchange differences	7,707	161	(59)	172	41	–	–	8,022
Balance, December 31, 2011	$1,008,185	$54,118	$87,358	$17,812	$19,949	$–	$–	$1,187,422

In 2011 the Corporation incurred a $114.9 million (2010 – $nil) loss on the decommissioning of certain drilling and service rigs. The assets were decommissioned due to the inefficient nature of the asset and the high cost to maintain. The charge was allocated $113.4 million (2010 – $nil) to the Contract Drilling Services segment and $1.5 million (2010 – $nil) to the Completion and Production Services segment.

Precision Drilling Corporation 2011 Annual Report | 67

NOTE 7. INTANGIBLES

		2011	2010	January 1, 2010
Cost		$9,925	$10,157	$5,419
Accumulated amortization		(3,454)	(3,791)	(2,263)
		$6,471	$6,366	$3,156
Customer relationships		$3,283	$1,624	$3,024
Patents and brands		118	39	132
Loan commitment fees related to revolving credit facility		3,070	4,703	–
		$6,471	$6,366	$3,156

Cost
	Customer relationships	Patents and brands	Loan commitment fees	Total
Balance, January 1, 2010	$4,488	$931	$–	$5,419
Additions	–	–	4,905	4,905
Effect of foreign currency exchange differences	(167)	–	–	(167)
Balance, December 31, 2010	4,321	931	4,905	10,157
Business acquisitions	3,425	793	–	4,218
Effect of foreign currency exchange differences	556	15	–	571
Removal of fully amortized assets	(3,702)	(1,319)	–	(5,021)
Balance, December 31, 2011	$4,600	$420	$4,905	$9,925

Accumulated amortization
	Customer relationships	Patents and brands	Loan commitment fees	Total
Balance, January 1, 2010	$1,464	$799	$–	$2,263
Amortization expense	1,328	93	202	1,623
Effect of foreign currency exchange differences	(95)	–	–	(95)
Balance, December 31, 2010	2,697	892	202	3,791
Amortization expense	1,798	722	1,633	4,153
Effect of foreign currency exchange differences	524	7	–	531
Removal of fully amortized assets	(3,702)	(1,319)	–	(5,021)
Balance, December 31, 2011	$1,317	$302	$1,835	$3,454

NOTE 8. GOODWILL

Balance, January 1, 2010	$284,537
Exchange adjustment	(5)
Balance, December 31, 2010	284,532
Business acquisitions	78,034
Exchange adjustment	1,080
Balance, December 31, 2011	$363,646

68 | Notes to Consolidated Financial Statements

NOTE 9. BANK INDEBTEDNESS

At December 31, 2011 and 2010, Precision had available $25.0 million and US$15.0 million under secured operating facilities, of which no amounts had been drawn. Availability of the $25.0 million facility was reduced by outstanding letters of credit in the amount of $0.5 million (2010 – $0.1 million). The facilities are primarily secured by charges on substantially all present and future property of Precision and its material subsidiaries. Advances under the $25.0 million facility are available at the banks’ prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Banker’s Acceptance plus applicable margin, or in combination and under the US$15.0 million facility at the bank’s prime lending rate.

NOTE 10. SHARE BASED COMPENSATION PLANS

Liability classified plans

	Deferred Share Units	Long-Term Incentive Plan	Restricted Share Units	Performance Share Units	Share Appreciation Rights	Non- Management Director’s DSU	Employee Share Option	Deferred Signing Bonus Plan	Total
Balance, January 1, 2010	$1,878	$6,128	$4,595	$2,507	$1,547	$2,224	$2,827	$522	$22,228
Expensed (recovered) during the period	335	1,761	6,312	6,179	629	206	2,014	(60)	17,376
Reclassification to contributed surplus on conversion to a corporation	–	–	–	–	–	(2,430)	(4,841)	–	(7,271)
Payments	(575)	(4,168)	(2,444)	(31)	–	–	–	(462)	(7,680)
Balance, December 31, 2010	1,638	3,721	8,463	8,655	2,176	–	–	–	24,653
Expensed (recovered) during the period	313	(23)	9,538	16,668	(403)	–	–	–	26,093
Payments	(1,189)	(3,698)	(5,472)	(73)	(80)	–	–	–	(10,512)
Balance, December 31, 2011	$762	$–	$12,529	$25,250	$1,693	$–	$–	$–	$40,234
Current	$762	$–	$8,591	$17,885	$1,693	$–	$–	$–	$28,931
Long-term	–	–	3,938	7,365	–	–	–	–	11,303
	$762	$–	$12,529	$25,250	$1,693	$–	$–	$–	$40,234

(a) Officers and employees

Precision has two cash settled share based incentive plans for officers and other eligible employees. Under the Restricted Share Unit (“RSU”) incentive plan shares granted to eligible employees vest annually over a three year term. Vested shares are automatically paid out in cash in the first quarter of the year following vesting at a value determined by the fair market value of the shares as at December 31 of the vesting year. Under the Performance Share Unit (“PSU”) incentive plan shares granted to eligible employees vest at the end of a three-year term. Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the shares at December 31 of the vesting year and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision’s share price performance compared to a peer group over the three-year period. For performance shares granted in 2009 and 2010, Precision’s Board of Directors has the discretion to reduce the plan payout by half if Precision’s average return on capital does not exceed 10% over the three year term.

2010 was the final year of the annual long-term incentive plan (“LTIP”) which compensated eligible participants through cash payments at the end of a three year term. The compensation included a retention component that was a lump sum amount determined in equivalent notional share units at the date of commencement in the LTIP. These notional shares vested at the end of a three year term and were automatically paid out in cash in the first quarter of the year following vesting at a value determined by the fair market value of the shares as at December 31 of the vesting year.

Precision Drilling Corporation 2011 Annual Report | 69

Prior to the implementation of the RSU and PSU incentive plans mentioned above, Precision had a Performance Savings Plan. Certain liabilities under this plan continue to exist as eligible participants were able to elect to receive a portion of their annual performance bonus in the form of deferred share units (“DSUs”). These notional share units are redeemable in cash and must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after receipt of the DSUs. A summary of the DSUs outstanding under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
Balance, January 1, 2010	245,916
Redeemed on employee resignations and withdrawals	(78,474)
Balance, December 31, 2010	167,442
Redeemed on employee resignations and withdrawals	(95,872)
Balance, December 31, 2011	71,570

The Corporation has a U.S. dollar denominated Share Appreciation Rights (“SAR”) plan under which eligible participants were granted SAR’s that entitle the rights holder to receive cash payments calculated as the excess of the market price over the exercise price per share on the exercise date. The SAR’s vest over a period of 5 years and expire 10 years from the date of grant. At December 31, 2011, the intrinsic value of these awards was $61 thousand (2010 – $30 thousand).

Share Appreciation Rights	Outstanding	Range of Exercise Price (US $)	Weighted Average Exercise Price (US $)	Exercisable
Outstanding at January 1, 2010	797,540	9.26 – 17.92	14.79	607,168
Forfeited	(51,925)	15.22 – 17.38	14.81
Outstanding at December 31, 2010	745,615	9.26 – 17.92	14.79	707,327
Exercised	(25,163)	9.26 – 15.79	12.83
Forfeited	(14,764)	15.22 – 17.38	16.27
Outstanding at December 31, 2011	705,688	$ 9.26 – 17.92	$ 14.83	705,688

	Total SAR’s Outstanding and Exercisable
Range of Exercise Prices (US $):	Number	Weighted Average Exercise Price (US $)	Weighted Average Remaining Contractual Life (Years)
$ 9.26 – 11.99	60,624	$9.27	2.23
12.00 – 14.99	115,478	13.26	3.10
15.00 – 17.92	529,586	15.81	5.44
$ 9.26 – 17.92	705,688	$14.83	4.78

(b) Executive

In 2007 Precision instituted a Deferred Signing Bonus Share Plan for its Chief Executive Officer. Under the plan 178,336 notional DSUs were granted on September 1, 2007. The shares were redeemable one-third annually beginning September 1, 2008 and were settled for cash based on the common share trading price on redemption. Prior to the conversion to a corporation, the number of notional DSUs were adjusted for each cash distribution to unitholders by issuing additional notional DSUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. The final tranche from this plan was redeemed during 2010.

70 | Notes to Consolidated Financial Statements

Equity settled plans

(c) Non-management directors

Precision has a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director’s retirement. A summary of this share based incentive plan is presented below:

Deferred Shares Units	Outstanding
Balance, January 1, 2010	290,732
Granted	131,571
Redeemed	(28,586)
Balance, December 31, 2010	393,717
Granted	70,974
Redeemed	(47,196)
Balance, December 31, 2011	417,495

For the year ended December 31, 2011 the Corporation expensed $0.8 million as share based compensation, with a corresponding increase in contributed surplus. As discussed in Note 4(c), prior to the conversion to a corporation, this plan was treated as a cash settled award and for the year ended December 31, 2010 Precision expensed $0.4 million as share based compensation with a corresponding increase to accounts payable and accrued liabilities. Upon conversion to a corporation on June 1, 2010, $2.4 million was transferred to contributed surplus and for the year ended December 31, 2010 Precision expensed an additional $0.8 million with a corresponding increase in contributed surplus.

(d) Option plan

The Corporation has a share option plan under which a combined total of 10,303,253 options to purchase shares are reserved to be granted to employees. Of the amount reserved 6,161,324 options have been granted. Under this plan, the exercise price of each option equals the fair market of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options are denominated in either Canadian or U.S. dollars and vest over a period of three years from the date of grant as employees render continuous service to the Corporation and have a term of seven years.

A summary of the status of the equity incentive plan is presented below:

Canadian share options	Options Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Options Exercisable
Outstanding as at January 1, 2010	1,189,625	$5.22 – 7.26	$5.85	–
Granted	1,236,310	7.33 – 8.59	8.56
Exercised	(5,666)	5.85 – 5.85	5.85
Forfeitures	(78,500)	5.85 – 8.59	7.12
Outstanding as at December 31, 2010	2,341,769	5.22 – 8.59	7.24	386,013
Granted	1,241,050	10.44 – 14.50	10.66
Exercised	(141,240)	5.85 – 8.59	6.81
Forfeitures	(174,008)	5.85 – 14.50	9.17
Outstanding as at December 31, 2011	3,267,571	$5.22 – 14.50	$8.45	1,008,305

Precision Drilling Corporation 2011 Annual Report | 71

U.S. share options	Options Outstanding	Range of Exercise Price (US $)	Weighted Average Exercise Price (US $)	Options Exercisable
Outstanding as at January 1, 2010	598,075	$4.95 – 7.02	$4.97	–
Granted	882,445	7.12 – 8.06	7.82
Exercised	(17,666)	4.95 – 4.95	4.95
Forfeitures	(81,500)	4.95 – 8.06	5.37
Outstanding as at December 31, 2010	1,381,354	4.95 – 8.06	6.77	158,177
Granted	872,319	10.55 – 15.21	10.95
Exercised	(206,685)	4.95 – 8.06	6.35
Forfeitures	(160,436)	4.95 – 10.55	8.36
Outstanding as at December 31, 2011	1,886,552	$4.95 – 15.21	$8.61	396,188

The weighted average share price at the date of exercise for share options exercised in 2011 was $13.70 (2010 – $8.69) for the Canadian share options and US$14.37 (2010 – US$8.68) for the U.S. share options.

The range of exercise prices for options outstanding at December 31, 2011 are as follows:

Canadian share options	Total Options Outstanding			Exercisable Options
Range of Exercise Prices:	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price
$ 5.22 – 6.99	1,019,709	$5.85	4.35	659,257	$5.85
7.00 – 8.99	1,094,412	8.56	5.13	349,048	8.56
9.00 – 14.50	1,153,450	10.65	6.14	–	–
$ 5.22 – 14.50	3,267,571	$8.45	5.24	1,008,305	$6.79

U.S. share options	Total Options Outstanding			Exercisable Options
Range of Exercise Prices (US $):	Number	Weighted Average Exercise Price (US $)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (US $)
$ 4.95 – 5.99	366,693	$4.95	4.35	216,501	$4.95
6.00 – 8.99	719,090	7.84	5.13	179,667	7.94
9.00 – 15.21	800,769	10.99	6.15	–	–
$ 4.95 – 15.21	1,886,552	$8.61	5.45	396,168	$6.31

The per option weighted average fair value of the share options granted during 2011 was $4.94 (2010 – $3.78) estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 2% (2010 – 2%), average expected life of four years (2010 – four years), expected forfeiture rate of 5% (2010 – 5%) and expected volatility of 59% (2010 – 59%). Included in net earnings for the year ended December 31, 2011 is an expense of $7.9 million (2010 – $5.3 million).

72 | Notes to Consolidated Financial Statements

NOTE 11. PROVISIONS AND OTHER

	Workers’ compensation	Exchangeable LP units	Warrants	Total
Balance January 1, 2010	$24,654	$909	$79,205	$104,768
Expensed (recovered) during the year	9,657	(18)	–	9,639
Payment of deductibles and uninsured claims	(9,326)	–	–	(9,326)
Reclassification to shareholders’ capital upon conversion to a corporation	–	(891)	(79,205)	(80,096)
Effects of foreign currency exchange differences	(1,244)	–	–	(1,244)
Balance December 31, 2010	23,741	–	–	23,741
Expensed (recovered) during the year	7,894	–	–	7,894
Payment of deductibles and uninsured claims	(8,179)	–	–	(8,179)
Effects of foreign currency exchange differences	528	–	–	528
Balance December 31, 2011	$23,984	$–	$–	$23,984

		December 31, 2011	December 31, 2010	January 1, 2010
Current		$7,863	$5,690	$4,563
Long-term		16,121	18,051	100,205
		$23,984	$23,741	$104,768

Precision maintains a provision for the deductible and uninsured portions of workers’ compensation and general liability claims. The amount accrued for the provision for losses incurred varies depending on the number and nature of the claims outstanding at the balance sheet dates. In addition, the accrual includes management’s estimate of the future cost to settle each claim such as future changes in the severity of the claim and increases in medical costs. Precision uses third parties to assist in developing the estimate of the ultimate costs to settle each claim, which is based upon historical experience associated with the type of each claim and specific information related to each claim. The specific circumstances of each claim may change over time prior to settlement and as a result, the estimates made as of the balance sheet dates may change.

NOTE 12. LONG-TERM DEBT

	2011	2010
Secured revolving credit facility	$–	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$650.0 million)	661,050	646,490
6.5% senior notes due 2021 (US$400.0 million)	406,800	–
6.5% senior notes due 2019	200,000	–
10% senior notes	–	175,000
	1,267,850	821,490
Less net unamortized debt issue costs	(28,234)	(16,996)
	$1,239,616	$804,494

Precision Drilling Corporation 2011 Annual Report | 73

(a) Secured revolving credit facility:

The secured revolving credit facility provides Precision with senior secured financing for general corporate purposes, including for acquisitions, of up to US$550 million with a provision for an increase in the facility of up to an additional US$100 million. The secured revolving credit facility is secured by charges on substantially all of Precision’s present and future assets and the present and future assets of its material U.S. and Canadian subsidiaries and, if necessary, in order to adhere to covenants under the revolving credit facility, on certain assets of certain subsidiaries organized in a jurisdiction outside of Canada or the U.S. The secured revolving credit facility requires that Precision comply with certain financial covenants including leverage ratios of consolidated senior debt to earnings before interest, taxes, depreciation and amortization as defined in the agreement (“EBITDA”) of less than 3:1 and consolidated total debt to EBITDA of less than 4:1 for the most recent four consecutive fiscal quarters; and a interest coverage ratio of greater than 2.75:1 for the most recent four consecutive fiscal quarters. As well the revolving credit facility contains certain covenants that place restrictions on Precision’s ability to incur or assume additional indebtedness; dispose of assets; make or pay dividends, share redemptions or other distributions; change its primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements. At December 31, 2011 Precision complied with the covenants of the revolving credit facility.

The revolving credit facility has a term of four years, with an annual option on Precision’s part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed four years from the date of the extension request. The current maturity date of the revolving credit facility is November 17, 2015.

Under the revolving credit facility amounts can be drawn in U.S. dollars and/or Canadian dollars and was undrawn as at December 31, 2011 and 2010. Up to US$200 million of the revolving credit facility is available for letters of credit denominated in United States and/or Canadian dollars and as at December 31, 2011 outstanding letters of credit amounted to US$22.6 million (2010 – US$23.4 million).

The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over LIBOR. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the bankers’ acceptance rate; such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.

(b) Unsecured senior notes:

Precision has outstanding the following unsecured senior notes:

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US$650.0 million of 6.625% Senior Notes due 2020. These notes bear interest at a fixed rate of 6.625% per annum, and mature on November 15, 2020. Interest is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2011.

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$200.0 million of 6.5% Senior Notes due 2019. These notes bear interest at a fixed rate of 6.5% per annum, and mature on March 15, 2019. Interest is payable semi-annually on March 15 and September 15 of each year, commencing on September 15, 2011.

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US$400.0 million of 6.5% Senior Notes due 2021. These notes bear interest at a fixed rate of 6.5% per annum, and mature on December 15, 2021. Interest is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2011.

The 6.625% Senior Notes due 2020 and the 6.5% Senior Notes due 2019 are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the revolving credit facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to, incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s and Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

74 | Notes to Consolidated Financial Statements

The 6.5% Senior Notes due 2021 are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the revolving credit facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to, incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s or Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Precision may redeem, prior to November 15, 2013, up to 35% of the 6.625% Senior Notes due 2020 with the net proceeds of certain equity offerings at a redemption price equal to 106.625% of their principal amount, plus accrued interest. Prior to December 15, 2016, Precision may redeem the notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the December 15, 2016 redemption price plus required interest payments through December 15, 2016 (calculated using the United States Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem the notes in whole or in part at any time on or after November 15, 2015 and before November 15, 2018, at redemption prices ranging between 103.313% and 101.104% of their principal amount plus accrued interest. Anytime on or after November 15, 2018 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

Precision may redeem, prior to March 15, 2014, up to 35% of the 6.5% Senior Notes due 2019 with the net proceeds of certain equity offerings at a redemption price equal to 106.5% of the principal amount plus accrued interest. Prior to March 15, 2015, Precision may redeem the notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the March 15, 2015 redemption price plus required interest payments through March 15, 2015 (calculated using the Government of Canada rate plus 100 basis points) over the principal amount of the note. As well, Precision may redeem the notes in whole or in part at any time on or after March 15, 2015 and before March 15, 2017, at redemption prices ranging between 103.250% and 101.625% of their principal amount plus accrued interest. Anytime on or after March 15, 2017 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

Precision may redeem, prior to December 15, 2014, up to 35% of the 6.5% Senior Notes due 2021 with the net proceeds of certain equity offerings at a redemption price equal to 106.5% of the principal amount plus accrued interest. Prior to December 15, 2016, Precision may redeem the notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the December 15, 2016 redemption price plus required interest payments through December 15, 2016 (calculated using the United States Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem the notes in whole or in part at any time on or after December 15, 2016 and before December 15, 2019, at redemption prices ranging between 103.250% and 101.083% of their principal amount plus accrued interest. Anytime on or after December 15, 2019 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

In March 2011, Precision repaid the $175 million 10% senior unsecured notes. The total repayment of approximately $204 million included the $175 million in principal, accrued interest and a make-whole premium. The make-whole premium of $27 million was recorded in financing charges.

At December 31, 2011 no mandatory principal repayments are required in the next five years.

Precision Drilling Corporation 2011 Annual Report | 75

(c) Guarantor disclosures:

The Corporation issued senior unsecured notes that were fully and unconditionally guaranteed on a joint and several basis by certain current and future U.S. and Canadian subsidiaries. The Corporation has not presented supplemental financial information concerning the guarantor and non-guarantor subsidiaries for the year ended December 31, 2011 and 2010 as the assets and operations of the non-guarantor companies are not significant. In addition, the parent company has no significant independent assets, except for cash of $440.8 million (2010 – $229.2 million), or significant independent operations except for general and administrative costs of $45.5 million (2010 – $40.5 million) and financing charges of $115.3 million (2010 – $211.3 million).

NOTE 13. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference at December 31 is as follows:

	2011	2010
Earnings before income taxes	$240,784	$26,190
Federal and provincial statutory rates	27%	28%
Tax at statutory rates	$65,012	$7,333
Adjusted for the effect of:
Non-deductible expenses	7,857	15,790
Non-taxable capital gains	(1,245)	(2,601)
Income taxed at lower rates	(32,260)	(43,557)
Taxes related to prior years	10,986	–
Other	(3,043)	5,690
Income tax expense (recovery)	$47,307	$(17,345)

Taxes related to prior years of $11.0 million, (2010 – $nil) includes the Canada Revenue Agency and provincial income tax settlement of prior years income taxes totaling $34.8 million offset by a reduction in prior period unrecognized tax benefits (including interest and penalties) of $23.8 million.

The net deferred tax liability is comprised of the tax effect of the following temporary differences:

	2011	2010	January 1, 2010
Deferred income tax liability:
Property, plant and equipment and intangibles	$735,815	$676,803	$665,800
Partnership deferrals	91,319	55,819	37,674
Other	5,704	2,094	14,296
	832,838	734,716	717,770
Deferred income tax assets:
Losses (expire from time to time up to 2031)	221,982	136,056	84,365
Debt issue costs	2,568	6,802	3,769
Long-term incentive plan	13,026	8,846	5,164
Other	7,472	4,773	4,013
Net deferred income tax liability	$587,790	$578,239	$620,459

Included in the net deferred tax liability is $324.9 million (2010 – $ 353.2 million) of tax effected temporary differences related to the Corporations’ United States operations.

76 | Notes to Consolidated Financial Statements

The movement in temporary differences is as follows:

	Property, plant and equipment and intangibles	Partnership deferrals	Other deferred income tax liabilities	Losses	Debt issue costs	Long-term incentive plan	Other deferred income tax assets	Net deferred income tax liability
Balance January 1, 2010	$665,800	$37,674	$14,296	$(84,365)	$(3,769)	$(5,164)	$(4,013)	$620,459
Recognized in net earnings	35,756	18,145	(14,350)	(57,094)	(3,033)	(3,722)	(681)	(24,979)
Recognized in other comprehensive income	–	–	2,148	–	–	–	–	2,148
Effect of foreign currency exchange differences	(24,753)	–	–	5,403	–	40	(79)	(19,389)
Balance December 31, 2010	676,803	55,819	2,094	(136,056)	(6,802)	(8,846)	(4,773)	578,239
Recognized in net earnings	45,686	35,500	5,712	(80,896)	4,234	(4,011)	(2,697)	3,528
Recognized in other comprehensive income	–	–	(2,148)	–	–	–	–	(2,148)
Acquired in business acquisitions (Note 21)	844	–	–	–	–	–	–	844
Effect of foreign currency exchange differences	12,482	–	46	(5,030)	–	(169)	(2)	7,327
Balance December 31, 2011	$735,815	$91,319	$5,704	$(221,982)	$(2,568)	$(13,026)	$(7,472)	$587,790

On December 31, 2011 Precision had $34.3 million (2010 – $54.8 million) of unrecognized tax benefits that, if recognized, would have a favourable impact on Precision’s effective income tax rate in future periods. Precision classifies interest accrued on unrecognized tax benefits and income tax penalties as income tax expense. Included in the unrecognized tax benefit as at December 31, 2011 is interest and penalties of $8.6 million (2010 – $10.3 million).

Reconciliation of unrecognized tax benefits

Year ended December 31,	2011	2010
Unrecognized tax benefits, beginning of year	$54,825	$48,652
Additions:
Prior year’s tax positions	2,133	6,825
Reductions:
Prior year’s tax positions	(22,658)	(652)
Unrecognized tax benefits, end of year	$34,300	$54,825

It is anticipated that approximately $1.2 million (2010 – $24.4 million) of an unrecognized tax position that relates to prior year activities will be realized during the next 12 months. Subject to the results of audit examinations by taxing authorities and/or legislative changes by taxing jurisdictions, Precision does not anticipate further adjustments of unrecognized tax positions during the next 12 months that would have a material impact on the financial statements of Precision.

Precision Drilling Corporation 2011 Annual Report | 77

NOTE 14. SHAREHOLDERS’ CAPITAL

(a) Authorized – unlimited number of voting common shares
– unlimited number of preferred shares, issuable in series, limited to an amount equal to one half of the issued and outstanding common shares

(b) Issued

Common shares	Number	Amount
Balance, May 31, 2010	–	$–
Issued for Trust units	275,544,524	2,164,114
Issued for LP units	118,820	891
Reclassification of warrants from long-term liabilities	–	79,205
Options exercised – cash consideration	23,332	122
– reclassification from contributed surplus	–	85
Balance, December 31, 2010	275,686,676	$2,244,417
Options exercised – cash consideration	347,925	2,238
– reclassification from contributed surplus	–	1,178
Issued on redemption of non-management directors DSU’s	47,196	384
Balance, December 31, 2011	276,081,797	$2,248,217
The following provides a continuity of Trust units up to the Conversion on June 1, 2010.
Trust units	Number	Amount
Balance, January 1, 2010	275,516,778	$2,163,919
Issued on redemption of non-management directors DSU’s	28,586	204
Cancellation of units owned by dissenting shareholders	(840)	(9)
Balance, May 31, 2010	275,544,524	$2,164,114

(c) Warrants

On April 22, 2009 the Corporation issued 15,000,000 purchase warrants pursuant to a private placement. Each warrant is exercisable into common shares of the Corporation at a price of $3.22 per share for a period of five years from the date of issue. No warrants have been exercised as at December 31, 2011.

NOTE 15. ACCUMULATED OTHER COMPREHENSIVE LOSS

	Unrealized foreign currency translation gains (losses)	Foreign exchange gain (loss) on net investment hedge	Accumulated other comprehensive loss
Balance, January 1, 2010	$–	$–	$–
Other comprehensive loss	(61,037)	14,817	(46,220)
Balance, December 31, 2010	(61,037)	14,817	(46,220)
Other comprehensive loss	33,050	(37,692)	(4,642)
Balance, December 31, 2011	$(27,987)	$(22,875)	$(50,862)

78 | Notes to Consolidated Financial Statements

NOTE 16. FINANCE CHARGES

	2011	2010
Interest:
Long-term debt	$69,959	$67,570
Tax settlement and reassessment	15,372	–
Other	164	97
Income	(1,683)	(803)
Amortization of debt issue costs	3,444	27,097
Accelerated amortization of debt issue costs from voluntary debt repayments	–	1,590
Loss on settlement of debt facilities	26,942	115,776
Debt amendment fees	1,134	–
Finance charges	$115,332	$211,327

NOTE 17. EMPLOYEE BENEFIT PLANS

The Corporation has a defined contribution pension plan covering a significant number of its employees. Under this plan, the Corporation matches individual contributions up to 5% of the employee’s eligible compensation. Total expense under the defined contribution plan in 2011 was $8.6 million (2010 – $7.2 million).

NOTE 18. RELATED PARTY TRANSACTIONS

Compensation of key management personnel

The remuneration of key management personnel is as follows:

	2011	2010
Salaries and other benefits	$6,065	$4,356
Equity settled share based compensation	3,297	2,192
Cash settled share based compensation	7,106	4,260
	$16,468	$10,808

Key management personnel are comprised of the directors and executive officers of the Corporation. Certain executive officers have entered into employment agreements with Precision which provide termination benefits of up to 24 months base salary plus up to two times targeted incentive compensation upon dismissal without cause.

NOTE 19. COMMITMENTS

(a) Operating lease commitments

The Corporation has commitments under various operating lease agreements, primarily for vehicles and office space. Terms of the office leases run for a period of one to ten years while the vehicle leases are typically for terms of between three and four years. Expected non-cancellable operating lease payments are as follows:

	2011	2010	January 1, 2010
Less than one year	$12,874	$13,187	$11,034
Between one and five years	39,555	34,638	15,069
Later than five years	28,528	30,415	1,562
	$80,957	$78,240	$27,665

One of the leased properties was sublet by the Corporation. The lease and sublease expired in 2011.

Precision Drilling Corporation 2011 Annual Report | 79

The following amounts were recognized as expenses in respect of operating leases in the consolidated statement of earnings:

	2011	2010
Operating leases	$13,789	$11,490
Sub-lease recoveries	(814)	(1,105)
	$12,975	$10,385

(b) Capital commitments

At December 31, 2011 the Corporation has commitments to purchase property, plant and equipment totaling $195.0 million (2010 – US$16.5 million). Payments for these commitments are expected to be made in 2012.

NOTE 20. PER SHARE AMOUNTS

The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

	2011	2010
Net earnings – basic and diluted	$193,477	$43,535

(Stated in thousands)	2011	2010
Weighted average shares outstanding – basic	275,899	275,655
Effect of share warrants	11,106	8,787
Effect of stock options and other equity compensation plans	1,711	619
Weighted average shares outstanding – diluted	288,716	285,061

NOTE 21. BUSINESS ACQUISITIONS

On March 29, 2011 Precision acquired all the issued and outstanding shares of Drake Directional Drilling, LLC and Drake MWD Service, LLC (collectively “Drake”). These companies provide directional drilling services in Texas, Louisiana, Oklahoma and Colorado and have been included in the Contract Drilling Services segment.

On September 9, 2011 Precision acquired all the issued and outstanding shares of Axis Energy Services Holdings Inc. (“Axis”). Axis provides directional drilling and MWD (measurement while drilling) services, primarily in Western Canada and has been included in the Contract Drilling Services segment.

In conjunction with the Axis acquisition, the purchase price will be adjusted to the extent that earnings before finance charges, foreign exchange, income taxes and depreciation and amortization during the period from acquisition to December 31, 2011 and working capital at December 31, 2011 for the acquired entities is above or below a predetermined amount. As at the date of the acquisition, Precision estimated the amount of this additional consideration to be $20.4 million and recorded the contingent consideration in accounts payable and accrued liabilities. As at December 31, 2011 Precision reduced the estimated contingent liability to $18.1 million and recognized a $3.8 million recovery in the statement of earnings and a $1.5 million increase to goodwill as a result of working capital adjustments.

80 | Notes to Consolidated Financial Statements

The details of the acquisitions are as follows:

	Drake		Axis		Total
Net assets at assigned values:
Working capital	$3,292	(1)	$6,363	(2)	$9,655
Property, plant and equipment	5,513		20,142		25,655
Intangible assets	1,460		2,759		4,219
Goodwill (not deductible)	25,521		52,514		78,035
Deferred income taxes	–		(844)		(844)
	$35,786		$80,934		$116,720
Consideration:
Cash	$35,786		$59,034		$94,820
Contingent consideration	–		21,900		21,900
	$35,786		$80,934		$116,720

(1) Working capital includes cash of $2,609

(2) Working capital includes bank overdraft of $675

NOTE 22. SEGMENTED INFORMATION

To align with the management of the operating divisions, Precision now considers the camp and catering division to be within the Completion and Production Services segment. In addition, Precision views its corporate segment as a support function that provides assistance to more than one segment and commencing in 2011 has included United States based corporate costs, previously included in Contract Drilling Services, in the Corporate and Other segment. Prior period amounts have been restated to reflect these changes. The Corporation operates primarily in Canada and the United States, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, oilfield equipment rental, camp and catering services, and wastewater treatment units.

2011	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- segment Eliminations	Total
Revenue	$1,632,037	$330,225	$–	$(11,235)	$1,951,027
Operating earnings	332,829	77,127	(81,268)	–	328,688
Depreciation and amortization	219,194	25,598	6,691	–	251,483
Loss on asset decommissioning	113,366	1,527	–	–	114,893
Total assets	3,380,843	473,811	573,220	–	4,427,874
Goodwill	251,507	112,139	–	–	363,646
Capital expenditures*	637,060	76,922	12,375	–	726,357

* Excludes business acquisitions

Precision Drilling Corporation 2011 Annual Report | 81

2010	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- segment Eliminations	Total
Revenue	$1,186,007	$255,827	$–	$(12,181)	$1,429,653
Operating earnings	256,651	42,315	(74,161)	–	224,805
Depreciation and amortization	177,516	24,128	8,459	–	210,103
Loss on asset decommissioning	–	–	–	–	–
Total assets	2,796,665	417,040	350,835	–	3,564,540
Goodwill	172,393	112,139	–	–	284,532
Capital expenditures	158,274	12,435	5,192	–	175,901

The Corporation’s operations are carried on in the following geographic locations:

2011	Canada	United States	International	Inter- segment Eliminations	Total
Revenue	$1,071,526	$866,776	$22,994	$(10,269)	$1,951,027
Total assets	2,252,084	2,027,676	148,114	–	4,427,874

2010	Canada	United States	International	Inter- segment Eliminations	Total
Revenue	$772,332	$634,885	$27,239	$(4,803)	$1,429,653
Total assets	1,720,785	1,789,441	54,314	–	3,564,540

NOTE 23. FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors is responsible for identifying the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision’s business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis.

Precision has exposure to the following risks from its use of financial instruments:

(a) Credit risk

Accounts receivable includes balances from a large number of customers primarily operating in the oil and gas industry. The Corporation manages credit risk by assessing the creditworthiness of its customers before providing services and on an ongoing basis as well as monitoring the amount and age of balances outstanding. In some instances the Corporation will take additional measures to reduce credit risk including obtaining letters of credit and prepayments from customers. When indicators of credit problems appear the Corporation takes appropriate steps to reduce its exposure including negotiating with the customer, filing liens and entering into litigation. The Corporation views the credit risks on these amounts as normal for the industry. Precision’s most significant customer accounted for $43.8 million of the trade receivables amount at December 31, 2011 (2010 – $28.3 million; January 1, 2010 – $20.8 million).

The movement in the allowance for doubtful accounts during the year was as follows:

	2011	2010
Balance at January 1	$12,848	$16,299
Impairment loss recognized	915	1,132
Amounts written off as uncollectible	(418)	(4,101)
Impairment loss reversed	(1,328)	(61)
Effect of movement in exchange rates	162	(421)
Balance at December 31	$12,179	$12,848

82 | Notes to Consolidated Financial Statements

The ageing of trade receivables at December 31 was:

	2011		2010		January 1, 2010
	Gross	Provision for impairment	Gross	Provision for impairment	Gross	Provision for impairment
Not past due	$235,461	$–	$156,668	$–	$105,442	$–
Past due 0-30 days	97,200	–	84,485	–	55,012	–
Past due 31-120 days	35,866	305	15,853	2,722	22,960	–
Past due more than 120 days	11,874	11,874	10,126	10,126	18,029	16,299
	$380,401	$12,179	$267,132	$12,848	$201,443	$16,299

(b) Interest rate risk

As at December 31, 2011 and 2010, all of Precision’s long-term debt bears fixed interest rates. As a result Precision is not exposed to significant fluctuations in interest expense as a result of changes in interest rates based on the debt outstanding at the end of the year.

(c) Foreign currency risk

The Corporation is exposed to foreign currency fluctuations in relation to the working capital and long-term debt of its United States operations and certain long-term debt facilities of its Canadian operations. The Corporation has no significant exposures to foreign currencies other than the U.S. dollar. The Corporation monitors its foreign currency exposure and attempts to minimize the impact by aligning appropriate levels of U.S. denominated debt with cash flows from U.S. based operations.

The following financial instruments were denominated in U.S. dollars:

	2011		2010
	Canadian Operations(1)	U.S. Operations	Canadian Operations(1)	U.S. Operations
Cash	$297,553	$37,385	$144,094	$41,887
Accounts receivable	50	224,275	189	177,044
Accounts payable and accrued liabilities	(16,969)	(205,143)	(6,048)	(109,804)
Long-term liabilities, excluding long-term incentive plans	–	(15,851)	–	(18,149)
Net foreign currency exposure	$280,634	$40,666	$138,235	$90,978
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on net earnings	$2,806	$–	$1,382	$–
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on comprehensive income	$–	$407	$–	$910

(1)	excludes US$1,050 million (2010 – US$650 million) of long-term debt that has been designated as a hedge of the Corporation’s net investment in certain foreign operations.

(d) Liquidity risk

Liquidity risk is the exposure of the Corporation to the risk of not being able to meet its financial obligations as they become due. The Corporation manages liquidity risk by monitoring and reviewing actual and forecasted cash flows to ensure there are available cash resources to meet these needs. The following are the contractual maturities of the Corporation’s financial liabilities as at December 31, 2011:

(Stated in thousands)	2012	2013	2014	2015	2016	Thereafter	Total
Long-term debt	$–	$–	$–	$–	$–	$1,267,850	$1,267,850
Interest on long-term debt (1)	83,237	83,236	83,237	83,236	83,237	329,520	745,703
Commitments	207,881	12,374	10,615	8,590	7,976	28,528	275,964
Total	$291,118	$95,610	$93,852	$91,826	$91,213	$1,625,898	$2,289,517

(1)	interest has been calculated based upon debt balances, interest rates and foreign exchange rates in effect as at December 31, 2011 and excludes amortization of long-term debt issue costs.

Precision Drilling Corporation 2011 Annual Report | 83

Fair values

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at December 31, 2011 was approximately $1,290 million (2010 -$846 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 24. CAPITAL MANAGEMENT

The Corporation’s strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Corporation seeks to maintain a balance between the level of long-term debt and shareholders’ equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. The Corporation strives to maintain a conservative ratio of long-term debt to long-term debt plus equity. As at December 31, 2011 and 2010 these ratios were as follows:

	2011	2010
Long-term debt	$1,239,616	$804,494
Shareholders’ equity	2,132,591	1,932,826
Total capitalization	$3,372,207	$2,737,320
Long-term debt to long-term debt plus equity ratio	0.37	0.29

During 2011, Precision pursued market opportunities to put long-term debt financing in place. The Company issued US$400 million aggregate principal amount of 6.5% senior unsecured notes due 2021 and $200 million aggregate principal amount of 6.5% senior unsecured notes due 2019 in private placements and retired the $175 million 10% senior unsecured notes.

As at December 31, 2011 liquidity remains sufficient as Precision has $467.5 million (2010 – $256.8 million) in cash and access to a US$550.0 million senior secured revolving credit facility (2010 – US$550 million) and $40.3 million (2010 – $39.9 million) secured operating facilities. The US$550 million Secured Revolver remains undrawn except for US$22.6 million (2010 – US$23.4 million) in outstanding letters of credit. Availability of the $25 million secured operating facility was reduced by $0.5 million (2010 – $0.1 million) of outstanding letters of credit and, and there was no amount drawn on the US$15 million secured operating facility.

84 | Notes to Consolidated Financial Statements

NOTE 25. SUPPLEMENTAL INFORMATION

Components of change in non-cash working capital balances:

	2011	2010
Accounts receivable	$(137,620)	$(142,038)
Inventory	(1,712)	4,028
Accounts payable and accrued liabilities	166,768	86,626
	$27,436	$(51,384)
Pertaining to:
Operations	$(59,616)	$(97,901)
Investments	$87,798	$45,532
Financing	$(746)	$985

The components of accounts receivable are as follows:
	2011	2010	January 1, 2010
Trade	$368,222	$254,284	$185,144
Accrued trade	161,581	123,170	67,918
Prepaids and other	46,440	37,447	30,837
	$576,243	$414,901	$283,899
The components of accounts payable and accrued liabilities are as follows:
	2011	2010	January 1, 2010
Accounts payable	$255,194	$127,708	$53,546
Accrued liabilities:
Payroll	85,613	46,022	42,524
Other	95,860	44,069	38,904
	$436,667	$217,799	$134,974

Precision presents expenses in the consolidated statement of earnings by function with the exception of depreciation and amortization and loss on asset decommissioning which are presented by nature. Operating expense and general and administrative expense would include $359.7 million and $6.7 million (2010 – $201.6 million and $8.5 million) respectively of depreciation and amortization and loss on asset decommissioning if the statements of earnings were presented purely by function. The following table presents operating and general and administrative expenses by nature:

	2011	2010
Wages, salaries and benefits	$736,365	$593,460
Purchased materials, supplies and services	484,813	379,628
Share-based compensation	34,785	21,657
	$1,255,963	$994,745
Allocated to:
Operating expense	$1,131,022	$886,751
General and administrative	124,941	107,994
	$1,255,963	$994,745

Precision Drilling Corporation 2011 Annual Report | 85

NOTE 26. CONTINGENCIES AND GUARANTEES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation’s interpretation of relevant tax legislation and regulations. The Corporation’s management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation and the amount owed, with estimated interest but without penalties, could be up to $58 million. This amount is included in the estimated amount pertaining to the long-term income tax recoverable on the balance sheet of $65 million.

The Corporation, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Corporation is not determinable at this time; however, their ultimate resolution is not expected to have a material adverse effect on the Corporation.

The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Corporation’s obligations under them are not probable or estimable.

NOTE 27. SUBSIDIARIES

Significant subsidiaries

		Ownership interest
	Country of incorporation	2011	2010	January 1, 2010
Precision Limited Partnership	Canada	100	100	100
Precision Drilling Canada Limited Partnership	Canada	100	100	100
Precision Diversified Oilfield Services Corp.	Canada	100	100	100
Axis Energy Services Ltd.	Canada	100	–	–
Precision Drilling (US) Corporation	United States	100	100	100
Precision Drilling Holdings Company	United States	100	100	100
Precision Drilling Company LP	United States	100	100	100
Precision Completion & Production Services Ltd.	United States	100	100	100
Precision Directional Services, Inc.	United States	100	–	–
Grey Wolf Drilling Limited	Cyprus	100	100	100

86 | Notes to Consolidated Financial Statements

Supplemental Information

SHARE TRADING SUMMARY – 2011

Precision Drilling Corporation 2011 Annual Report | 87

Consolidated Statements of Earnings

Years ended December 31, (Stated in millions of Canadian dollars, except per share amounts)	2011	2010	2009	2008	2007
	IFRS		Previous CGAAP(1)
Revenue	$1,951.0	$1,429.7	$1,197.4	$1,101.9	$1,009.2
Expenses:
Operating	1,131.0	886.8	692.2	598.2	516.1
General and administrative	124.9	108.0	98.2	67.2	56.0
EBITDA	695.1	434.9	407.0	436.5	437.1
Depreciation and amortization	251.5	210.1	138.0	83.8	71.6
Loss on decommissioning	114.9	–	82.1	–	6.7
Operating earnings	328.7	224.8	186.9	352.7	358.8
Foreign exchange	(23.7)	(12.7)	(122.8)	(2.0)	2.4
Finance charges	115.3	211.3	147.4	14.1	7.4
Other	(3.8)	–	–	–	–
Earnings from continuing operations before income taxes	240.8	26.2	162.3	340.6	349.0
Income taxes	47.3	(17.3)	0.6	37.9	6.2
Earnings from continuing operations	193.5	43.5	161.7	302.7	342.8
Discontinued operations, net of tax	–	–	–	–	3.0
Net earnings	193.5	43.5	161.7	302.7	345.8

Earnings per share from continuing operations:
Basic	$0.70	$0.16	$0.65	$2.23	$2.54
Diluted	$0.67	$0.15	$0.63	$2.23	$2.54
Earnings per share:
Basic	$0.70	$0.16	$0.65	$2.23	$2.57
Diluted	$0.67	$0.15	$0.63	$2.23	$2.57

(1) Financial information prepared using previous Canadian generally accepted accounting principles.

88 | Supplemental Information

Additional Selected Financial Information

Years ended December 31, (Stated in millions of Canadian dollars, except per share amounts)	2011	2010	2009	2008	2007
	IFRS		Previous CGAAP(1)
Return on sales – % (2)	9.9	3.0	13.5	27.5	34.0
Return on assets – % (3)	4.9	1.3	3.6	12.4	19.9
Return on equity – % (4)	9.5	2.2	6.2	19.6	27.0
Working capital	$610.4	$458.0	$320.9	$345.3	$140.4
Current ratio	2.4	3.1	3.5	2.0	2.1
PP&E and intangibles	$2,942.3	$2,532.4	$2,917.1	$3,248.9	$1,210.9

Total assets	$4,427.9	$3,564.5	$4,191.7	$4,833.7	$1,763.5
Long-term debt	$1,239.6	$804.5	$748.7	$1,368.3	$119.8
Shareholders’ equity	$2,132.6	$1,932.8	$2,584.5	$323.9	$1,316.7
Long-term debt to long-term debt plus equity	0.37	0.29	0.22	0.37	0.08
Interest coverage (5)	2.8	1.1	1.3	24.9	49.0
Net capital expenditures from continuing operations excluding business acquisitions	$710.4	$163.6	$177.5	$219.1	$181.2
EBITDA	$695.1	$434.9	$407.0	$436.5	$437.1
EBITDA – % of revenue	35.6	30.4	34.0	39.6	43.3
Operating earnings	$328.7	$224.8	$186.9	$352.7	$358.8
Operating earnings – % of revenue	16.8	15.7	15.6	32.0	35.6
Cash flow from continuing operations	$532.8	$306.3	$504.7	$343.9	$484.1
Cash flow from continuing operations per share:
Basic	$1.93	$1.11	$2.02	$2.54	$3.59
Diluted	$1.85	$1.07	$1.94	$2.53	$3.59
Book value per share (6)	$7.72	$7.01	$9.38	$14.51	$10.47
Price earnings ratio (7)	15.00	41.74	11.77	4.21	5.49
Basic weighted average shares outstanding (000’s)	275,899	275,655	249,925	135,568	134,765

(1) Financial information prepared using previous Canadian generally accepted accounting principles.

(2) Return on sales was calculated by dividing earnings from continuing operations by total revenues.

(3) Return on assets was calculated by dividing net earnings by quarter average total assets.

(4) Return on equity was calculated by dividing net earnings by quarter average total shareholders’ equity.

(5) Interest coverage was calculated by dividing operating earnings by net interest expense.

(6) Book value per share was calculated by dividing shareholders’ equity by shares outstanding.

(7) Year end closing price divided by basic earnings per share.

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